SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Annual Financial Report

1 April 2014

Prudential plc("Prudential")

ANNUAL REPORT AND ACCOUNTS 2013

Prudential today announces its Annual Report and Accounts 2013 is available to view on the Group's website at www.prudential.co.uk This follows the release of its audited results for the year ended 31 December 2013 on 12 March 2014. A copy of the Annual Report and Accounts 2013 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. Printed copies of the Annual Report and Accounts 2013 will be posted to those shareholders who have requested it on or around 10 April 2014.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc
Sylvia Edwards, Deputy Group Secretary, 020 7548 3826

Name and signature of duly authorised officer of issuer responsible for making notification:
Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 April 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan F. Porter

Alan F. Porter
Group Company Secretary